ATS
MEDICAL, INC.

ATS MEDICAL, INC.



Dedicated to Advancing the Standard in Mechanical Heart Valves.

Annual Report 2001

2001 Highlights

- Established a direct sales force in the United States
- ATS valve implanted in over 100 USA open heart centers
- Management transition successfully completed
- Validation and qualification runs underway at the ATS carbon plant

Mission Statement

The mission of ATS Medical is to continuously "Advance the Standard" of cardio-vascular products worldwide through a dedicated organization working together to improve the quality of life for patients and our community profitably.

Table of contents

F I N A N C I A L

Highlights

Year Ended December 31,

	2001	2000	1999	1998	1997
Net Sales	**$15,079,794**	$ 14,584,568	$17,461,964	$17,960,483	$14,515,915
Operating income (loss) for the year	**(7,883,634)**	(944,775)	1,766,243	1,555,296	689,150
Net income (loss) for the year	**(6,843,566)**	504,561	2,637,911	2,838,943	2,102,667
Net income (loss) per share—diluted	**(0.31)**	0.02	0.14	0.16	0.12
Total assets	**94,971,232**	102,353,776	61,116,685	58,431,376	54,386,031
Long-term debt	**0**	0	0	0	0
Total shareholders' equity	**92,223,249**	98,525,105	58,841,598	55,819,575	53,522,739

"We are determined to move forward to expand our successes and to realize the full potential of the excellent product we provide to patients worldwide."

FDA Disclaimer

This annual report to shareholders is for communication with shareholders and potential shareholders of ATS Medical, Inc. The ATS Medical, Inc. heart valve was approved for distribution by the U.S. FOOD AND DRUG ADMINISTRATION (FDA) on October 13, 2000. None of the information contained in this annual report is intended for use by physicians or patients, in the United States, for determining the appropriateness of the ATS Medical, Inc. heart valve in the care of heart valve patients in the United States.



Manuel A. Villafaña
Chairman

TO OUR SHAREHOLDERS AND FRIENDS

In 2001, we at ATS Medical set and met some very important goals. We fell short on some, but made progress toward achieving others. These included building a direct sales force in the USA, beginning penetration of the US market, combating the effects of aggressive competitive pricing and the weak European currency, completing the outfitting of our carbon facility, and continuing to spread the growing record of fine performance of our unique ATS Open Pivot® valve.

Our work has just begun...

While we made strategic decisions that we believe are correct, we have not yet achieved all the returns we anticipated. In our goal to begin penetration of the US market, we battled significant obstacles, but managed to establish a beachhead. A hard campaign remains, but we are up to it.

Our sales force was hired and trained in the first half of the year and continues to build experience and sales expertise. We have also expanded and strengthened our relationships with the cardiac surgeons and cardiologists in the US market. More than 100 of the 950 implant centers in the USA have implanted the ATS Open Pivot valve, averaging one of every six (17 percent) mechanical valves implanted in those centers. While this accomplishment is respectable, we had even higher targets, which we will continue to work to achieve in 2002.

The Euro had shown signs of strengthening early in 2001, but quickly faded and remained weak through the rest of the year. This, together with aggressive pricing by our competitors, resulted in lower sales revenues from Europe, particularly in the fourth quarter. We are pleased, however, that sales of the ATS Open Pivot valve in the Asia/Pacific markets, where pricing has been less of an issue, remained strong.

"Competition is fierce and will get more intense in the coming years. ATS must and will step-up its game."

Stepping up the game

Competition is fierce and will get more intense in the coming years. ATS must and will step-up its game. Our production costs are higher than our competitors—all players know this. Our carbon facility, which has all of the equipment and systems in place to proceed with the validation and qualification processes necessary to gain US regulatory approval, will help level the playing field in the future. Until that occurs, however, our near-term needs will be fulfilled through existing inventory. We have carried a very large inventory over the past few years as a result of our initial supply agreement with Carbomedics. However, this historic burden is now a critical asset. Seventy percent of our inventory is in finished goods, fully paid and ready for sale. Utilizing this asset, we can aggressively go after valve implants even in highly competitive situations, building both market share and cash. The quicker we deplete the existing inventory, the sooner we can utilize valve components that will be produced at our own carbon plant at a cost expected to be significantly lower than those purchased from Carbomedics. This will sustain our push for significant market share,

"*The Tenth Anniversary of the first implant of the ATS valve is May 4, 2002. As we enter our second year selling in the US market, we believe that we have the right plan and the right product to penetrate this competitive but rewarding market.*"

while at the same time improving our bottom line performance. The carbon technology transfer is well ahead of schedule and the facility should be able to supply valve components when needed.



Richard W. Kramp
President/CEO

Outstanding clinical performance

Finally, and of greatest importance, the performance of our valve has been excellent worldwide. Peer reviewed papers and presentations attesting to the low rates of thromboembolism and thrombosis, and to hemodynamic improvement relative to the competition have been given at international medical meetings. Patients who have received the valve have told their doctors that the valve does not emit any disturbing noise. The design goals have certainly been supported by clinical experience and documented by studies with five, six and seven years of follow-up. The outstanding clinical performance of the ATS Open Pivot valve has been and remains the foundation of our strong belief that it deserves and will achieve a substantial part of the mechanical valve market.

Management

We have had some changes at the Board and top management level this year. Charles Cuddihy retired from the Board of Directors in January 2002. Charlie has unselfishly contributed his wisdom, experience and support to the company and its management team over the past 12 years and he will be greatly missed as a counselor and as a friend.

The succession plan presented in 2001 was executed and the duties of CEO were passed from Manny Villafaña to Rich Kramp on January 1, 2002. Manny will continue to serve the company as Chairman of the Board as Rich takes over the Chief Executive role.

We are determined...

The Tenth Anniversary of the first implant of the ATS valve is May 4, 2002. As we enter our second year selling in the US market, we believe that we have the right plan and the right product to penetrate this competitive but rewarding market. We emerge from 2001, more seasoned, with a clear focus and a refined direction. Our plans have evolved with the changes in the competitive arena and it is clearer now than ever how best to utilize our considerable assets. We are determined to move forward to expand our successes and to realize the full potential of the excellent product we provide to patients worldwide.

We thank you for your continued patience and support as we aggressively meet the challenges ahead.

For the Board of Directors
March 2002

F I N A N C I A L T A B L E

of Contents

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We manufacture and market a mechanical bileaflet heart valve with a patented pivot design. Our heart valve is used to treat valvular heart disease caused by the natural aging process, rheumatic heart disease and congenital defects. We have received regulatory approvals to market the ATS heart valve in the United States and most international markets, principally Europe, Japan, Canada and Australia.

We commenced selling the ATS heart valve in international markets in 1992. We sell the valve to independent distributors with assigned territories (generally a specific country or region) who in turn sell the valve to hospitals or clinics. Sales to our European distributors represented approximately 60% of our net sales in 1999, 46% in 2000, and 36% in 2001. Most of our sales to international distributors are denominated in U.S. dollars so currency risk is borne by the distributor; however, as the dollar increases in value relative to the distributor's local currency, the cost of the valve increases for the distributor even though ATS does not change the selling price. This has caused us to adjust the selling price to the affected distributors to help offset a portion of the currency loss. During 2001 we hired a direct sales force and began selling the ATS heart valve in the United States. As a result of these efforts, our U.S. sales as a percentage of our overall sales increased from 4% in 2000 to 17% in 2001.

We currently purchase all of the pyrolytic carbon components for the ATS heart valve from Sulzer Carbomedics, Inc. (Carbomedics) pursuant to a multi-year supply agreement entered into in 1990. The cost of the pyrolytic carbon components represents approximately 80% of the total cost of the ATS heart valve. Under the supply agreement with Carbomedics, the cost of the pyrolytic carbon components has varied according to annual volume purchases and is adjusted annually by reference to increases in the U.S. Department of Labor Employment Cost Index. In December 1999, we renegotiated the supply agreement with Carbomedics. The supply agreement, as amended, provides for significant reductions in our minimum purchase requirements and unit costs beginning in 2001. In December 2000 we again amended the supply agreement to purchase additional valves in 2001 and eliminate the minimum units for 2007. We are obligated to purchase pyrolytic carbon components from Carbomedics through 2006 and the Supply Agreement runs through 2007. In addition, under a new carbon agreement, Carbomedics has granted us an exclusive right to use its carbon coating technology to manufacture pyrolytic carbon components for the ATS heart valve. Carbomedics also has agreed to assist us in establishing our own pyrolytic carbon component manufacturing facility. In return, we have agreed to pay a license fee totaling $41 million over seven years, $13 million of which has been paid as of December 31, 2001.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements require management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations:

Allowance for Doubtful Accounts

Our distribution in international markets through independent distributors concentrates relatively large amounts of receivables in relatively few customer accounts. We have successfully done business with most of these distributors for many years. We record the sale to the distributor at the time the valve is shipped to the distributor. There may be a length of time between when the distributor receives product from us, puts it on the hospital shelf, bills the hospital and receives payment for the valve. Most of the time the distributor is paying us for the valve long before being paid by the hospital. Some of the hospitals are government funded. Payment to the distributor may be delayed due to government funding issues. Some governments have put restrictions on outgoing payments. We monitor amounts that are not paid according to term. We attempt to accrue for potential losses due to non-payment. Financial conditions in international markets can change very quickly and our allowance for doubtful accounts cannot anticipate all potential changes.

Long Term Assets—Technology License

In December 1999 we negotiated a license from Sulzer Carbomedics to allow us to make our own pyrolytic carbon components. The $41 million cost of the license is being paid according to a schedule in the agreement, which is tied to milestones. At December 31, 2001 we had paid $13 million. We have capitalized the total payments to date and we will amortize the license over the expected production utilizing the licensed technology. There has been no production under the license as of December 31, 2001 and production is expected to start out modestly in 2003 and grow according to demand for our heart valve. An alternative method of amortization would be to set a useful life and amortize a portion of the license each year. Due to the large inventory of components on hand such a method would charge significant amortization in years when we are making few if any components under the license. If sales forecasts are not met and production requirements need to be adjusted, we may have to adjust our method of amortization or determine if the technology license carrying value is realizable and if impaired, record a charge to the statement of operations.

Deferred Tax Assets

We have incurred losses in excess of $20 million and are eligible for tax credits of approximately $750,000. The losses are carried forward for U. S. and state corporate income taxes and can be used to reduce future taxes. At December 31, 2001 we had deferred tax assets totaling $8.65 million. We have taken a valuation allowance against this asset for its full amount because the carryforwards have a limited life and other limitations. An alternative accounting judgment would be to record the entire asset on our balance sheet and in subsequent periods, if it became apparent that a portion of the asset would not be realized, write it off against income in that period. In order to utilize that treatment we would have to decide that it was more likely than not that we would realize the deferred tax assets and credits.

Inventories

We have purchased heart valve components for the past nine years from Sulzer Carbomedics under a supply agreement negotiated in 1990 and subsequently amended in December 1999. These purchases were in excess of our sales and for the most part tied to minimums in the contract. Until we received approval from the U.S. FDA to sell the valve in the United States, it was impossible to estimate how much inventories would be needed to meet the demands of this significant market. While one year of selling the valve in the United States is not a trend, it does indicate that a portion of inventories on hand at December 31, 2001 is not likely to be sold in the coming twelve months and therefore should not be classified as a current asset. The estimate of inventories necessary to support current sales includes management projections not only of sales but inventories for new consignment accounts and contingencies.

Results of Operations

The table below contains information regarding the percentage of net sales of certain income and expense items for the three fiscal years ended December 31, 2001, and the percentage changes in these income and expense items from year to year. The following table should be read in conjunction with the paragraphs at right:

	Percent of sales Year Ended December 31			2001 vs. 2000 net change %	2000 vs. 1999 net change %
	2001	2000	1999		
Net sales	100%	100%	100%	3%	(16%)
Cost of Goods Sold	68%	66%	63%	8%	(13%)
Gross Profit	32%	34%	37%	(5%)	(22%)
Operating Expenses					
Research & Development	26%	13%	7%	104%	46%
Sales & Marketing	33%	7%	5%	377%	22%
General & Administrative	25%	21%	15%	27%	18%
Total Expenses	84%	41%	27%	112%	27%
Operating (Loss) Income	(52%)	(6%)	10%	734%	(153%)
Interest Income	7%	10%	5%	(32%)	64%
(Loss) income before tax	(45%)	4%	15%	(1282%)	(79%)
Income Tax	0%	1%	0%	(100%)	33%
Net Income (loss)	(45%)	3%	15%	(1456%)	(81%)

Year Ended December 31, 2001 compared to 2000

Net sales for the year ended December 31, 2001 increased 3% to $15,079,794 compared to $14,584,568 for the year ended December 31, 2000. Unit sales decreased 5% in 2001 compared to 2000. We experienced a decline in sales in Europe where the Euro continued to struggle in exchange value with the U.S. dollar, and competitors continued to lower prices. Our net sales in Europe declined 19% for the year ended December 31, 2001 compared to 2000 and our European unit sales declined by 17% in 2001 compared to 2000. Despite lowering our prices in Europe an average of 6%, European sales declined due to the impact of the weak Euro and competitive price-cutting. We received FDA approval to sell our heart valve in the United States in the fourth quarter of 2000. U.S. sales were 17% of total sales for the year ended December 31, 2001 and 4% for the year ended December 31, 2000.

During the first full year of selling the valve in the United States we have encountered significant competition. Some of our competitors are much larger and are able to spend more money promoting their products. Some competitors have lower costs and can use lower prices to retain customers. Some customers are slow or reluctant to change from a valve they have been implanting for many years. We will continue to promote our valve on the basis of its documented excellent clinical performance. Because this was the first year of U.S. sales we are unable to accurately forecast a rate of increase.

Cost of sales totaled $10,309,814 and $9,558,464 for 2001 and 2000, respectively, or 68% of sales for 2001 and 66% for 2000. The average cost per valve remained constant in 2001 compared to 2000. In the third quarter of 2001 we wrote down a portion of inventory to allow us to maintain some market share in less developed countries where we had been selling and where the realizable price is lower than our cost. The amount of this write down was approximately $1,000,000.

Gross profit totaled $4,769,980 or 32% of sales for the year ended December 31, 2001 versus $5,026,104 or 34% of sales, for the year ended December 31, 2000. The increase in average selling price from the introduction of the valve in the United States was offset by a decrease in the average selling prices in international markets and the write down of inventory discussed above, which resulted in a decrease in gross profit.

Research, development and engineering expenses totaled $3,905,556 for the year ended December 31, 2001 versus $1,911,815 for the year ended December 31, 2000. The increase in research, development and engineering expenses in 2001 resulted from operational qualification and validation of the carbon production equipment and making pilot coating runs. We increased our R&D personnel to 20 employees at December 31, 2001 compared to 8 employees at December 31, 2000. Approximately 18% and 4% of our research and development expenses for 2001 and 2000, respectively, were for Carbomedics consulting services related to setting up the carbon facility.

With the hiring of a direct sales force in the United States, we began displaying selling expense as a separate line of operating expense in the statement of operations in 2001. For the year ended December 31, 2001, we spent $4,904,205 on sales and marketing compared to $1,028,333 for the year ended December 31, 2000. From November 2000 to May 2001, we hired four regional managers and 20 direct salespeople in the United States. During 2001 we also hired a director of marketing.

General and administrative expenses totaled $3,843,853 for the year ended December 31, 2001, an increase from the $3,030,731 general and administrative expenses recorded for the year ended December 31, 2000. We incurred one-time charges and severance expense associated with the resignation of our CEO and workforce reductions in September and November 2001. We wrote off certain uncollectible accounts totaling $222,570 in 2001 as compared to none in 2000. In addition, we accrued $197,700 in 2001 and $220,000 in 2000 to increase our allowance for doubtful accounts, which is included in general and administrative expense in the statement of operations. There were no management bonuses accrued in 2001. We had 89 employees at December 31, 2001 compared to 104 employees at December 31, 2000.

We reported a loss from operations for the year ended December 31, 2001 of $7,883,634. The increases in selling expense associated with the direct sales force, research spending associated with starting our carbon facility, the inventory charge taken for lower of cost or market issues and the one-time charge associated with workforce reductions were the primary causes for the increase in the operating loss. We incurred a loss from operations for the year ended December 31, 2000 of $944,775 due to the decline in gross profit and the increases in research and development expense and selling, general and administrative spending.

We have accumulated net operating loss carryforwards for U.S. tax purposes. Section 382 of the Internal Revenue Code of 1986, as amended, provides, in part, that if an "ownership change" occurs with respect to any corporation with net operating loss carryforwards, such as our Company, the net operating loss carryforwards can be used to offset future income only to the extent of the annual "Section 382 limitation." An ownership change generally occurs if there has been more than a 50 percent change in the stock ownership of a corporation over a three-year period. The Section 382 limitation is an amount determined by multiplying the value of the corporation's stock on the date of an ownership change by the federal long-term tax-exempt rate in effect for the month of the ownership change. As a result of Section 382, utilization of all or a portion of a corporation's net operating loss carryforwards may be limited. Due to the application of the annual Section 382 limitation and the other provisions of Section 382, some of our net operating loss carryforwards may expire before we can use them to reduce our federal income tax liabilities.

Interest income totaled $1,040,068 for the year ended December 31, 2001 compared to $1,523,793 for the year ended December 31, 2000. The decrease in interest income in 2001 was primarily due to lower average cash balances as we invested in carbon manufacturing and direct U.S. distribution. Interest rates have declined several times in the past 18 months and coupled with continued use of our cash, we expect to earn less than 50% of the interest earned in 2001 in 2002.

We realized a net loss of $6,843,566 or $0.31 per share for the year ended December 31, 2001. Net income totaled $504,561 or $0.02 per share for the year ended December 31, 2000. The increased research and development spending associated with our carbon project and the hiring of the direct sales force in the United States caused expenses to exceed gross profit resulting in a loss for 2001.

Year Ended December 31, 2000 compared to 1999

Net sales for the year ended December 31, 2000 decreased 16% to $14,584,568 compared to $17,461,964 for the year ended December 31, 1999. Unit sales decreased 12% in 2000 compared to 1999. The decline in sales was principally in Europe where the Euro declined in exchange value with the U.S. dollar by 18% and competitors lowered prices. Our net sales in Europe declined 35% for the year ended December 31, 2000 compared to 1999 and our European unit sales declined by 32% in 2000 compared to 1999.

Cost of sales totaled $9,558,464 and $10,986,114 for 2000 and 1999, respectively, or 66% of sales for 2000 and 63% for 1999. The price of the carbon components contained in the valves sold in 2000 decreased 0.6% as compared to the price of carbon components contained in the valves sold in 1999.

Gross profit totaled $5,026,104 or 34% of sales for the year ended December 31, 2000 compared to gross profit of $6,475,850 or 37% of sales for the year ended December 31, 1999. The decline in average selling prices as well as changes in geographic sales mix, were the largest factors in the decline in gross profit.

Research, development and engineering expenses totaled $1,306,531 for the year ended December 31, 1999 versus $1,911,815 for the year ended December 31, 2000. The increase in research, development and engineering expenses in 2000 was primarily due to our spending on our carbon capability including planning the facility and ordering the equipment. Approximately 24% and 25% of our research and development expenses for 1999 and 2000 were for testing and outside consulting services related to the valve to support our FDA application.

Selling, general and administrative expenses totaled $4,059,064 for the year ended December 31, 2000, an increase from the $3,403,076 selling, general and administrative expenses recorded for the year ended December 31, 1999. We began hiring and training U.S. sales personnel for the October 2000 approval of the valve.

We incurred a loss from operations for the year ended December 31, 2000 due to the decline in gross profit and the increases in research and development expense and selling, general and administrative spending. We recorded $1,766,243 in operating income for the year ended December 31, 1999 or 10% of sales.

We accrued a significantly smaller amount of money for management bonuses for 2000 compared to 1999. Management bonuses are determined by a formula that takes into account growth in sales and operating income. We had 104 employees at December 31, 2000 compared to 86 employees at December 31, 1999.

Interest income totaled $927,552 for the year ended December 31, 1999 compared to $1,523,793 for the year ended December 31, 2000. The increase in interest income in 2000 was primarily due to higher average cash balances following our two equity transactions.

Net income totaled $2,637,911 for the year ended December 31, 1999 compared to $504,561 for the year ended December 31, 2000. The increase in interest income was offset by the increases in research and development and selling, general and administrative spending for 2000. In addition, the decrease in gross profit reduced 2000 net income.

Liquidity and Capital Resources

Cash, cash equivalents and marketable securities decreased by $18,300,425 from $31,077,465 at December 31, 2000 to $12,777,040 at December 31, 2001. Inventory purchases, capital equipment additions for the carbon facility, the hiring of a direct sales force in the U.S. and a $5 million payment on the carbon technology agreement used cash beyond that provided by operations.

During 2001 we purchased $12 million of heart valve components in accordance with the terms of our long-term supply agreement with Carbomedics. During 2002 we are obligated to purchase approximately $8.3 million of carbon components under the supply agreement. We estimate that our minimum purchase requirements under the supply agreement with Carbomedics from 2002 through 2007 will total approximately $18 million. The minimum purchases under the supply agreement are not tied to sales levels, thus a small increase in valve component inventory may occur during 2002.

At December 31, 2001 we reclassified $40 million of inventory from current assets to long-term assets. Much of this inventory is completed valves and carbon components. There is no wear, erosion, or other degradation of the inventory while on the shelf. Finished valves have been sterilized and must be implanted within five years of sterilization, otherwise they must be re-sterilized.

Under the carbon agreement entered into in December 1999, we have agreed to pay Carbomedics a license fee of $41 million. We have made payments totaling $13 million and the remaining $28 million is due in installments over the next five years. In addition to granting us an exclusive worldwide right and license to use its carbon coating technology to manufacture pyrolytic carbon components for the valve under this agreement, Carbomedics has agreed to assist us in designing, building and commencing operations in our own pyrolytic carbon production facility in Minneapolis, Minnesota. The plant is set up and is currently undergoing operational qualification and validation steps.

Accounts receivable decreased from $6,581,315 at December 31, 2000 to $4,082,992 at December 31, 2001. A majority of our sales have been to customers in international markets. At December 31, 2001, the account balance for our six largest European distributors totaled 57% of outstanding receivables. We have done business with these customers since 1992 and the size of the receivables, while substantial, is consistent with the growth of business in these markets and in line with the size of these customers' overall business.

The majority of the $3.3 million we spent on leasehold improvements, furniture and equipment in 2001 was for the carbon facility. Our capital equipment budget for 2002 is less than $250,000.

Current liabilities decreased from $3,828,671 at December 31, 2000 to $2,747,983 at December 31, 2001. The decrease reflects primarily a decrease in accounts payable related to the amount owing to Carbomedics under the supply agreement. We have no long-term debt and our only significant long-term capital obligation is to Carbomedics under the supply and carbon agreements.

We do not use derivatives and therefore do not face market risk from currency or interest rate changes on these type of instruments. If we were required to finance future operations with debt we would have exposure to increases in interest rates on borrowings.

Based upon our current rate of sales, our anticipated purchase obligations under the supply agreement, the license fee payments under the carbon agreement, the expenses associated with maintaining a direct sales force in the United States and other expected expenses, we anticipate that we will not need additional capital during 2002. However, we must achieve a significant rate of increase in U.S. valve sales, and reverse the decline in European sales experienced in 2001 or we will need to raise additional capital in the future.

In addition, as identified in our cautionary statement below, any adverse change that affect our access to the capital markets, the construction of our carbon facility, or future demand for our products will affect our longer term liquidity. Maintaining adequate levels of working capital depends in part upon the success of our products in the marketplace, the relative profitability of those products and our ability to control operating and capital expenses. Funding of our operations in future periods may require additional investments in ATS in the form of equity or debt. There can be no assurance that we will achieve desired levels of sales or profitability, or that future capital infusions will be available.

The Single European Currency

A significant portion of our sales occur in Europe. Effective January 1, 1999 various European countries began utilizing a single currency, the "Euro". From January 1999 through December 2001, merchants were encouraged to discontinue using local country currencies and begin using the Euro to transact business. Beginning in 2002, it is required that business in the European Community be conducted using the Euro. We sell to all of our customers in U.S. dollars and do not expect to have accounting system issues relative to currency translation. Our selling prices are similar to most of our European distributors and therefore should not cause significant disruption whether in dollars or Euros. From its introduction in January 1999, the rate of exchange for the Euro versus the U.S. dollar declined by as much as 30%. Our European distributors in most cases were unable to increase their local currency selling price for the valve. These distributors informed us that their profit margins were being significantly reduced and we adjusted our pricing to give them some relief. Our European revenue declined 35% in 2000 compared to 1999 and 19% in 2001 compared to 2000. Europe is a very important market for us. Disruption or loss of a portion of our European business could have a material and adverse impact on our financial position.

Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their business, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. ATS Medical, Inc. desires to take advantage of the safe harbor provisions with respect to any forward-looking statements it may make in this filing, other filings with the Securities and Exchange Commission and any public oral statements or written releases. The words or phrases "will likely," "is expected," "will continue," "is anticipated," "estimate," "projected," "forecast," or similar expressions are intended to identify forward-looking statements within the meaning of the Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The Company cautions readers not to place undue reliance on any such forward-looking statements which speak only as of the date made.

In accordance with the Act, the Company identifies the following important general factors which, if altered from the current status, could cause the Company's actual results to differ from those described in any forward-looking statements: the continued acceptance of the Company's mechanical heart valve in international markets, the rate of increase of acceptance of the Company's valve in the United States, our ability to hire, retain and manage a direct sales force in the United States, the continued clinical performance of the Company's mechanical heart valve, the actions of the Company's competitors including pricing changes and new product introductions, the continued performance of the Company's independent distributors in selling the valve, the actions of the Company's supplier of pyrolytic carbon components for the valve and difficulties we may encounter in establishing and operating our own pyrolytic carbon manufacturing capability as well as the matters discussed on our "Cautionary Statements" filed as Exhibit 99.1 to our form 10-K for the year ended December 31, 2001. This list is not exhaustive and the Company may supplement this list in any future filing or in connection with the making of any specific forward-looking statement.

COMMON STOCK INFORMATION

The Company's common stock (the "Common Stock") is traded on the Nasdaq National Market® under the symbol "ATSI." The following table sets forth the high and low sale prices since January 1, 2000. Prices represent transactions between dealers and do not reflect retail markups, markdowns, or commissions.

2001	High	Low
First Quarter	$13.63	$7.00
Second Quarter	13.01	7.00
Third Quarter	11.48	3.25
Fourth Quarter	5.78	2.98

2000	High	Low
First Quarter	$15.00	$ 7.81
Second Quarter	14.81	9.25
Third Quarter	16.81	11.88
Fourth Quarter	18.50	11.13

As of December 31, 2001 there were 546 record holders of the Common Stock. The Company has not paid cash dividends and has no present intentions of paying cash dividends on its Common Stock.

Market Makers

During 2001, the following securities firms were the most significant market makers of the Company's common stock:

Piper Jaffray Companies Inc.
Sun Trust Capital Markets Inc.
A.G. Edwards & Sons, Inc.
Morgan, Keegan & Company
Knight Securities L.P.
Dain Rauscher Inc.
Spear, Leeds & Kellogg

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
ATS Medical, Inc.

We have audited the accompanying consolidated statements of financial position of ATS Medical, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATS Medical, Inc. and subsidiary at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Minneapolis, Minnesota
January 25, 2002

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31	
	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,078,750	$ 14,804,195
Short-term investments	7,698,290	16,273,270
	12,777,040	31,077,465
Accounts receivable, less allowance of $400,000 in 2001 and $425,000 in 2000	4,082,992	6,581,315
Inventories	17,348,901	51,488,128
Prepaid expenses	570,716	615,680
Total current assets	34,779,649	89,762,588
Leasehold improvements, furniture, and equipment, net	6,753,483	4,167,326
Inventories	40,000,000	—
Technology license	13,000,000	8,000,000
Other assets	438,100	423,862
Total assets	$ 94,971,232	$102,353,776
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,271,100	$ 3,484,674
Accrued payroll and expenses	476,883	343,997
Total current liabilities	2,747,983	3,828,671
Shareholders' equity:		
Common Stock, $.01 par value:		
Authorized shares—40,000,000		
Issued and outstanding shares—22,203,940 in 2001 and 22,097,501 in 2000	222,039	220,975
Additional paid-in capital	111,354,615	110,813,969
Accumulated deficit	(19,353,405)	(12,509,839)
Total shareholders' equity	92,223,249	98,525,105
Total liabilities and shareholders' equity	$ 94,971,232	$102,353,776

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31		
	2001	2000	1999
Net sales	$15,079,794	$14,584,568	$17,461,964
Cost of goods sold	10,309,814	9,558,464	10,986,114
Gross profit	4,769,980	5,026,104	6,475,850
Expenses:			
Research, development, and engineering	3,905,556	1,911,815	1,306,531
Selling and marketing	4,904,205	1,028,333	840,690
General and administrative	3,843,853	3,030,731	2,562,386
	12,653,614	5,970,879	4,709,607
Operating (loss) income	(7,883,634)	(944,775)	1,766,243
Interest income	1,040,068	1,523,793	927,552
(Loss) income before income taxes	(6,843,566)	579,018	2,693,795
Income tax expense	—	74,457	55,884
Net (loss) income	$ (6,843,566)	$ 504,561	$ 2,637,911
Net (loss) income per share:			
Basic	$ (.31)	$ .03	$ .15
Diluted	$ (.31)	$ .02	$ .14
Weighted average number of shares outstanding:			
Basic	22,158,513	20,031,611	17,858,310
Diluted	22,158,513	20,868,188	18,370,964

See accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	
	Shares	Amount	Capital	Income	Deficit	Total
Balance at December 31, 1998	17,824,137	$178,241	$ 71,249,846	$ 43,799	$(15,652,311)	$55,819,575
Common Stock issued under the Employee Stock Purchase Plan	17,792	178	108,960	—	—	109,138
Stock options exercised	67,081	671	274,608	—	—	275,279
Change in foreign currency translation	—	—	—	(305)	—	(305)
Net income for the year	—	—	—	—	2,637,911	2,637,911
Comprehensive income						2,637,606
Balance at December 31, 1999	17,909,010	179,090	71,633,414	43,494	(13,014,400)	58,841,598
Common Stock issued under the Employee Stock Purchase Plan	13,318	133	118,379	—	—	118,512
Stock options exercised	347,900	3,479	1,351,024	—	—	1,354,503
Sale of Common Stock	3,827,273	38,273	37,711,152	—	—	37,749,425
Change in foreign currency translation	—	—	—	$(43,494)	—	(43,494)
Net income for the year	—	—	—	—	504,561	504,561
Comprehensive income						461,067
Balance at December 31, 2000	22,097,501	220,975	110,813,969	—	(12,509,839)	98,525,105
Common Stock issued under the Employee Stock Purchase Plan	39,885	399	210,663	—	—	211,062
Stock options exercised	66,554	665	329,983	—	—	330,648
Net loss and comprehensive loss for the year	—	—	—	—	(6,843,566)	(6,843,566)
Balance at December 31, 2001	**22,203,940**	**$222,039**	**$111,354,615**	**$ —**	**$(19,353,405)**	**$92,223,249**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2001	2000	1999
Operating activities			
Net (loss) income	$ (6,843,566)	$ 504,561	$ 2,637,911
Adjustments to reconcile net (loss) income to net cash used in operating activities:			
Depreciation	687,654	272,885	290,070
Loss on disposal of equipment	13,820	5,387	209,872
Changes in operating assets and liabilities:			
Accounts receivable	2,498,323	(421,691)	(338,925)
Prepaid expenses	44,964	(187,846)	30,829
Other assets	(14,238)	(20,670)	(15,642)
Inventories	(5,860,773)	(12,853,539)	(8,679,871)
Accounts payable and accrued expenses	(1,080,688)	1,553,584	(227,607)
Net cash used in operating activities	(10,554,504)	(11,147,329)	(6,093,363)
Investing activities			
Purchases of short-term investments	(19,289,620)	(24,908,245)	(11,398,525)
Maturities of short-term investments	27,864,600	14,294,337	18,592,048
Payments for technology license	(5,000,000)	(3,000,000)	(5,000,000)
Purchases of leasehold improvements, furniture, and equipment	(3,287,631)	(3,644,155)	(207,708)
Net cash provided by (used in) investing activities	287,349	(17,258,063)	1,985,815
Financing activities			
Net proceeds from issuance of Common Stock	541,710	39,222,440	384,417
Net cash provided by financing activities	541,710	39,222,440	384,417
Effect of exchange rate changes	—	(43,494)	(305)
(Decrease) increase in cash and cash equivalents	(9,725,445)	10,773,554	(3,723,436)
Cash and cash equivalents at beginning of year	14,804,195	4,030,641	7,754,077
Cash and cash equivalents at end of year	$ 5,078,750	$ 14,804,195	$ 4,030,641

See accompanying notes.

1. Summary of Significant Accounting Policies

Business Activity

ATS Medical, Inc. (the Company) manufactures and sells a bileaflet mechanical heart valve. The Company received U.S. Food and Drug Administration approval to market the valve in the United States in October 2000, and the Company is now permitted to sell valves throughout the world.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, ATS Medical Sales, Inc., after elimination of significant intercompany accounts and transactions.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

Short-Term Investments

Short-term investments are comprised of debt securities and are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a component of comprehensive income in shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other income.

Inventories

Inventories are carried at the lower of cost (first-in, first-out basis) or market. The majority of the inventories consists of purchased components. The Company has recorded a valuation reserve against inventories of $200,000 as of December 31, 2001 and 2000.

At December 31, 2001, the Company's inventory is in excess of its current requirements based on the recent level of sales. Management believes that excess quantities will be utilized over several years now that the U.S. Food and Drug Administration has approved its valve for sale in the United States. As such, the Company has classified $40,000,000 of inventories as noncurrent assets.

Other Assets

Prior to obtaining directors' and officers' liability insurance, the Company had placed monies into a self-insurance trust to provide coverage for potential issues. At December 31, 2001 and 2000, the deposits within the trust amounted to $438,100 and $423,862, respectively.

Leasehold Improvements, Furniture, and Equipment

Leasehold improvements, furniture, and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fixtures	7 years
Equipment	5 to 7 years

Leasehold improvements are amortized over the related lease term or estimated useful life, whichever is shorter.

Technology License

The Company has a commitment to purchase an exclusive, worldwide right and license to use Sulzer Carbomedics, Inc. (Carbomedics) pyrolytic carbon technology (see Note 8—Commitments). As the specific criteria are met that obligate the Company to make payments under the commitment, the payment amount will be capitalized as part of the technology license with amortization commencing upon the Company's utilization of the technology in its own manufacturing facility.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Revenue Recognition

The Company recognizes revenue at the time of shipment and invoicing of the product.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities.

Stock-Based Compensation

The Company follows Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its stock options. Under APB No. 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Net Income Per Share

Basic earnings per share is computed by dividing net income by the weighted average shares outstanding and excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year.

Reclassifications

Certain prior year balances were classified to conform with the current year presentation.

2. Short-Term Investments

As of December 31, 2001 and 2000, the cost of short-term investments held by the Company, which have maturity dates of one year or less, approximated their fair market value of $7,698,290 and $16,273,270, respectively. As a result, no unrealized gains or losses were recognized at December 31, 2001 and 2000.

3. Leasehold Improvements, Furniture, and Equipment, Net

Leasehold improvements, furniture, and equipment consists of the following:

	December 31	
	2001	2000
Furniture and fixtures	$ 356,155	$ 268,186
Equipment	2,287,512	1,854,538
Leasehold improvements	3,227,787	2,757,881
Construction in progress	3,428,121	1,205,421
	9,299,575	6,086,026
Less accumulated depreciation	2,546,092	1,918,700
	$6,753,483	$4,167,326

4. Employee Stock Purchase Plan

In May 1998, the Company implemented the 1998 ATS Medical, Inc. 423 Employee Stock Purchase Plan. Under the terms of the plan, employees are eligible to purchase Common Stock of the Company on a quarterly basis. Employees can purchase Common Stock at 85% of the lesser of the market price of the Common Stock on the first day of the quarter or the last day of the quarter. During 2001 and 2000, shares of Common Stock totaling 39,885 and 13,318 were purchased under the plan at prices ranging from $3.24 to $10.84 and $7.65 to $11.48 per share, respectively.

5. Common Stock and Stock Options

In March 2000, the Company sold, in a private transaction, 1,100,000 shares of its Common Stock at a price of $9.00 per share. In July 2000, in another private equity sale, the Company sold 2,727,273 shares of its Common Stock at a price of $11.00 per share. Net proceeds from these two offerings totaled $37,749,425.

The Company has a Stock Option Plan and a Stock Award Plan (the Plans) under which options to purchase Common Stock of the Company may be awarded to employees and nonemployees of the Company. The options may be granted under the Plans as incentive stock options (ISO) or as nonqualified stock options (non-ISO).

The following table summarizes the options to purchase shares of the Company's Common Stock under the Plans:

	Shares Reserved for Grant	Stock Options Outstanding Under the Plans		Weighted Average Exercise Price Per Share
		ISO	Non-ISO	
Balance at December 31, 1998	885,379	707,852	437,172	$5.27
Options granted	(333,000)	155,218	177,782	7.75
Options exercised	—	(57,638)	(10,000)	4.15
Options canceled	14,300	(14,300)	—	6.39
Balance at December 31, 1999	566,679	791,132	604,954	5.90
Increase in shares reserved for grant	1,000,000	—	—	—
Options granted	(886,000)	411,853	474,147	9.99
Options exercised	—	(168,650)	(179,250)	3.89
Options canceled	17,875	(17,875)	—	7.06
Options expired	(1,054)	—	—	—
Balance at December 31, 2000	697,500	1,016,460	899,851	8.15
Options granted	(496,857)	322,415	174,442	8.42
Options exercised	—	(40,115)	(1,439)	5.78
Options canceled	85,399	(108,874)	(25,325)	9.54
ISO shares made non-qualified in 2001	—	(81,050)	81,050	—
Balance at December 31, 2001	**286,042**	**1,108,836**	**1,128,579**	**8.17**

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.37–$7.88	784,957	4.98 years	$ 5.78	676,457	$ 5.69
8.05–9.88	1,274,958	8.45 years	9.10	460,875	9.53
10.00–16.19	177,500	7.39 years	12.01	78,750	10.98
3.37–16.19	2,237,415	7.15 years	8.17	1,216,082	7.49

The weighted average fair value of options granted during the years ended December 31, 2001, 2000, and 1999 was $6.15, $6.94, and $7.75, respectively.

In 2001, non-Plan options to purchase 25,000 shares, exercisable at $3.63 per share, were exercised.

At December 31, 2001, 2000, and 1999, Plan and non-Plan options for 1,216,082, 1,002,011, and 1,015,361 shares of Common Stock, respectively, were exercisable at a weighted average price of $7.49, $7.04, and $5.60 per share, respectively. Options can be exercised by tendering shares previously acquired.

The Company has elected to follow APB No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, requires use of option valuation models that were not developed for use in valuing employee stock options.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2001, 2000, and 1999: risk-free interest rate of 5.18%, 5.53%, and 5.30%, respectively; dividend yield of 0%; volatility factor of the expected market price of the Company's Common

Stock of .77, .67, and .73; and a weighted average expected life of the option of seven years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

	2001	2000	1999
Pro forma net (loss) income	$(8,752,946)	$(1,977,776)	$888,867
Pro forma net (loss) income per share:			
Basic	$ (.39)	$ (.10)	$ .05
Diluted	$ (.39)	$ (.10)	$ .05

The pro forma effect on net (loss) income is not representative of the pro forma effect on net income in future years.

The Company has 2,498,457 shares of Common Stock reserved for issuance.

6. Leases

The Company has operating leases for its facilities in Plymouth, Minnesota. These leases expire at various dates through July 31, 2008. Future minimum lease payments under these agreements are as follows:

2002	$ 410,487
2003	417,413
2004	111,567
2005	111,567
2006	115,877
Thereafter	193,028
	$1,359,939

The rent expense was $395,425, $254,523, and $206,717 for 2001, 2000, and 1999, respectively.

7. Income Taxes

At December 31, 2001, the Company had net operating loss carryforwards of approximately $20,600,000 plus credits for increasing research and development costs of approximately $616,000 and a credit of approximately $150,000 from alternative minimum tax, which are available to offset future taxable income or reduce taxes payable through 2020. These carryforwards and credits will begin expiring in 2007 and 2003, respectively. The Company paid income taxes of $74,457 and $55,884 in 2000 and 1999, respectively.

Included as part of the Company's net operating loss carryforwards are approximately $2.2 million in tax deductions that resulted from the exercise of stock options. When these loss carryforwards are realized, the corresponding change in valuation allowance will be recorded as additional paid-in capital.

Components of deferred tax assets and liabilities are as follows:

	December 31	
	2001	2000
Deferred tax assets (liabilities):		
Net operating loss carryforwards	$ 7,614,000	$ 4,620,000
Research and development credits	616,000	616,000
AMT credit	150,000	150,000
Inventory reserves	118,000	332,000
Depreciation	224,000	78,000
Technology license amortization	(518,000)	—
Other	446,000	203,000
Net deferred tax assets before valuation allowance	8,650,000	5,999,000
Less valuation allowance	(8,650,000)	(5,999,000)
Net deferred tax assets	$ —	$ —

The Company's ability to utilize its net operating loss carryforwards to offset future taxable income is subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company.

Income tax expense consists of the following:

	2001	2000	1999
Current:			
Federal	$—	$64,000	$47,884
State	—	10,457	8,000
	$—	$74,457	$55,884

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	2001	2000	1999
Tax at statutory rate	34.0%	34.0%	34.0%
State income taxes	4.0	6.0	6.0
Impact of net operating loss carryforwards	(38.0)	(27.1)	(38.0)
	—%	12.9%	2.0%

8. Commitments

In 1990, the Company entered into various agreements with Carbomedics giving the Company the exclusive worldwide license to sell a bileaflet mechanical heart valve under patents held by Carbomedics. As part of the agreements, the Company entered into a 15-year supply contract that was amended several times.

In December 1999, the Company and Carbomedics entered into an agreement which entitles the Company to an exclusive, worldwide right and license to use Carbomedics' pyrolytic carbon technology to manufacture components for the Company's mechanical heart value. This agreement further provides that Carbomedics will assist the Company in various aspects to enable the Company's completion of a manufacturing facility in Minneapolis, Minnesota to produce its own pyrolytic carbon components. The purchase price for the technology license totals $41 million payable in eight installments contingent upon the attainment of specified milestones. As of December 31, 2001, $13 million has been paid and is included in the consolidated statements of financial position. Future payments under this agreement are as follows: $5 million per year in 2002 and 2003 and $6 million per year in the years 2004 through 2006.

The Company also has various other agreements with Carbomedics, including an amended supply agreement, which requires the Company to purchase approximately $8 million of components in 2002 and specified minimums of components for the years 2003–2006, which will approximate $18 million. Payments to Carbomedics were $14,049,719, $17,927,911, and $15,301,784 in 2001, 2000, and 1999, respectively. The amounts payable to Carbomedics were $870,847 and $1,534,914 at December 31, 2001 and 2000, respectively.

9. Benefit Plan

The Company has a defined contribution salary deferral plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 12% of their annual compensation, with the Company contributing an amount equal to 25% of each employee's contribution. The Company recognized expense for contributions to the plan of $76,167, $59,623, and $51,302 during 2001, 2000, and 1999, respectively.

10. Significant Customers and Concentration of Credit Risk

The Company operates in one segment, the sale of a bileaflet mechanical heart valve. As a result, the information disclosed herein materially represents all of the financial information related to the Company's principal operating segment. The Company derived the following percentages of its net sales from the following geographic regions:

	2001	2000	1999
Europe	36%	46%	59%
Asia Pacific	34	34	25
North America	19	4	5
Emerging Markets	11	16	11

Shown below are the percentage of sales of specific customers which exceeded 10% for the years shown:

	2001	2000	1999
Customer A	23.6%	19.2%	18.6%
Customer B	—	—	14.7
Customer C	10.3	12.9	16.2
Customer D	—	11.9	—

The Company had balances owing by three customers and four customers, respectively, which represented 45% and 53% of its outstanding accounts receivable balances, respectively, at December 31, 2001 and 2000.

11. Net Income Per Share—Weighted Average Share Calculation

The following table sets forth the reconciliation of the denominator for the calculation of basic and diluted net income per share:

	2001	2000	1999
Denominator for basic net income per share—weighted average shares	**22,158,513**	20,031,611	17,858,310
Effect of dilutive securities:			
Stock options	—	836,577	512,654
Denominator for diluted net income per share—adjusted weighted average shares	**22,158,513**	20,868,188	18,370,964

12. Quarterly Financial Data (Unaudited)

Quarterly data for 2001 and 2000 was as follows:

	Quarter			
	First	Second	Third	Fourth
Year ended December 31, 2001				
Net sales	**$4,253,573**	**$ 4,415,222**	**$ 3,744,095**	**$ 2,666,904**
Gross profit	**1,645,413**	**1,543,034**	**491,124**	**1,090,409**
Net loss	**(575,317)**	**(1,347,763)**	**(2,374,310)**	**(2,546,176)**
Earnings per share:				
Basic	**$ (.03)**	**$ (.06)**	**$ (.11)**	**$ (.11)**
Diluted	**$ (.03)**	**$ (.06)**	**$ (.11)**	**$ (.11)**
Year ended December 31, 2000				
Net sales	$4,127,355	$ 2,704,180	$ 3,707,529	$ 4,045,504
Gross profit	1,543,303	898,462	1,274,695	1,309,644
Net income (loss)	400,996	(234,144)	207,727	129,982
Earnings per share:				
Basic	$ .02	$ (.01)	$ .01	$ .01
Diluted	$ .02	$ (.01)	$ .01	$ .00

INVESTOR INFORMATION

ANNUAL MEETING
The annual meeting of the Shareholders will be held at 3:30 p.m. Thursday, May 2, 2002 at the Minneapolis Club, 729 Second Avenue South, Minneapolis, Minnesota.

INDEPENDENT AUDITORS
Ernst & Young LLP
Minneapolis, Minnesota

LEGAL COUNSEL
Dorsey & Whitney LLP
Minneapolis, Minnesota

PATENT COUNSEL
Haugen Law Firm PLLP
Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR
Wells Fargo Shareowner Services
161 N. Concord Exchange
South St. Paul, Minnesota 55075-1139

FORM 10-K
A copy of the Company's annual report to the Securities and Exchange Commission will be provided without charge to any shareholder upon written request to the Corporate Secretary at the corporate headquarters.

ATS MEDICAL, INC.
3905 Annapolis Lane
Minneapolis, Minnesota 55447 USA
Phone (763) 553-7736 FAX (763) 553-1492

BOARD OF DIRECTORS
Manuel A. Villafaña
Chairman
ATS Medical, Inc.

Richard W. Kramp
President and Chief Executive Officer
ATS Medical, Inc.

David L. Boehnen
Executive Vice President
Supervalu, Inc.

A. Jay Graf
Group Chairman
Guidant Corporation

OFFICERS
Richard W. Kramp
President and Chief Executive Officer

Russell W. Felkey
Executive Vice President of Regulatory Affairs

John H. Jungbauer
Vice President of Finance and Chief Financial Officer

Frank R. Santiago
Vice President of Sales and Marketing

ATS MEDICAL, INC.

3905 Annapolis Lane
Minneapolis, Minnesota 55447 USA
Phone: (763) 553-7736
FAX: (763) 553-1492
Internet: www.atsmedical.com